Exhibit (a)(5)(xii)

Date:	July 2, 2010

To:	Intelligroup, Inc. Optionees

Subject:	Important Stock Option Information — 2004 Equity Incentive Award Plan
     On June 14, 2010, Intelligroup, Inc. (the “Company”) entered into an Agreement and Plan of Merger (the “Agreement”) with NTT Data Corporation (“Parent”) and Mobius Subsidiary Corporation, which is an indirect wholly-owned subsidiary of Parent (“Purchaser”), which, if completed, will result in the Company becoming a wholly-owned subsidiary of Parent (the “Merger”). This letter is being provided to inform you about (1) the pending Merger between the Company, Parent and Purchaser, and (2) the effect the Merger will have on your outstanding options (the “Options”) under the 2004 Equity Incentive Award Plan (the “2004 Plan”).
Transaction
     Pursuant to the Agreement, on June 21, 2010, Purchaser commenced a cash tender offer (the “Tender Offer”) to acquire all of the shares of common stock of the Company that are issued and outstanding. The Agreement contemplates that following the expiration of the Tender Offer (the “Tender Offer Closing”), Purchaser will be merged with and into the Company, with the Company surviving the Merger as a wholly-owned subsidiary of the Parent (the “Surviving Corporation”). The Merger will be consummated as promptly as practicable after the expiration of the Tender Offer, subject to the terms and conditions set forth in the Agreement (the “Merger Closing”). The Tender Offer Closing and the Merger Closing are each subject to certain terms and conditions described in the Agreement and other documents relating to the Tender Offer and Merger that are publicly available for your review prior to making a decision with respect to your options. You may obtain information regarding your options by contacting Theresa Hryniowski, by email, theresa.hryniowski@intelligroup.com, or phone 646-810-7429.
Blackout Period
     Pursuant to the Company’s Insider Trading Policy, on June 16, 2010, the Company entered into a “blackout period” in connection with the public release of the financial results for the Company’s second fiscal quarter. The blackout period will end three trading days after the earnings release, which release is expected to occur in late July 2010. During the blackout period, you will be permitted to exercise your options (to the extent exercisable) for cash. However, during the blackout period, you may not sell the underlying shares of common stock you acquire as a result of exercising your options, and you may not engage in a cashless exercise of an option through a broker (because this entails selling a portion of the underlying common stock to cover the costs of exercise). If you exercise your options, you will be required to provide cash to the Company in respect of the exercise price of the options and any related withholding taxes.
Treatment of Options

     In connection with the Merger, your Options under the 2004 Plan will not be assumed by Parent or the Surviving Corporation. As a result, any such Options outstanding immediately prior to the Effective Time (as such term is defined in the Agreement) will become fully vested (contingent upon the Merger Closing) in accordance with the terms and conditions of the 2004 Plan and your individual option agreements and will be cancelled at the Effective Time. As described in further detail below, you have two alternatives with respect to your Options. You may elect to either (1) do nothing and your Options will be converted automatically into the right to receive an amount in cash as of the Effective Time or (2) exercise your Options, to the extent then exercisable, prior to the Effective Time.
     Please note that to the extent you do not exercise your Options (to the extent they are exercisable), they will automatically be cancelled as of the Effective Time and converted into the right to receive the cash payment described below. Additionally, please note that if you terminate your service and your post-termination exercise period specified in your applicable option agreement expires prior to the Effective Time, your Options will no longer be outstanding and you will not be entitled to the cash payment described below or any other rights or benefits.
Vested and Exercisable Options
     To the extent you hold Options that are both vested and exercisable (“Vested Options”), you have the following choices:
     (1) You may exercise your Vested Options (subject to the blackout period restrictions described above) and tender your shares of common stock of the Company in the Tender Offer. However, please note that any exercise of Vested Options should be completed sufficiently in advance of the Tender Offer Closing to assure that you will have sufficient time to comply with the procedures for tendering shares of Company common stock. You may receive tender instructions by contacting the Chief Financial Officer of the Company at the address provided below;
     (2) You may exercise your Vested Options (subject to the blackout period restrictions described above) prior to the Merger Closing or prior to the Tender Offer Closing (but, in the latter case, choose not to tender your shares in the Tender Offer). If you exercise such Options in accordance with the preceding sentence and you hold shares of common stock of the Company at the Merger Closing, you will receive the same amount of cash per share ($4.65 per share (“Merger Consideration”)) that you would have received had you tendered your shares in the Tender Offer, without any interest being paid on such amount; or
     (3) You may decide not to exercise your Vested Options, in which case each such Option will be canceled in the Merger and converted into the right to receive an amount in cash (referred to herein as the “Cash Payment”) equal to (i) the excess, if any, of the Merger Consideration per share over the exercise price of the Option, multiplied by (ii) the number of shares of Company common stock subject to the Vested Option, less applicable withholding taxes.
Unvested and Unexercisable Options
     To the extent you hold unvested and unexercisable Options under the 2004 Plan, you will have the right to exercise your Options (subject to the blackout period restrictions described above) prior to the Merger Closing. The exercise of the Options will be subject to, and effective as of immediately prior to, the Merger Closing. If you do not exercise your Options prior to the Merger Closing, each such Option will be canceled in the Merger and converted into the right to receive the Cash Payment.
     Please note that if the exercise price of your Options is greater than $4.65 (the consideration payable to holders of Company common stock in the Tender Offer and the Merger), you will realize no benefit by exercising your Options prior to the Effective Time.
U.S. Tax Implications
     You should consult your own tax advisor as to the specific tax implications to you of the Tender Offer and the Merger with respect to your Options, including the applicability and effect of federal, state, local and foreign tax laws. Your federal, state, local and foreign tax consequences depend upon your unique circumstances.
     Cash Payment. If you do not exercise your Options prior to the Effective Time, your outstanding Options will be cancelled at the Effective Time and converted automatically into the right to receive the Cash Payment. If you are a U.S. taxpayer, you will recognize ordinary income in an amount equal to your Cash Payment at the time the payment is made, regardless of whether your Options were incentive stock options or nonqualified stock options. Such income will constitute wages and will therefore be subject to withholding of applicable U.S. federal and state income and employment withholding taxes.
     Option Exercise. To the extent you exercise incentive stock options, your receipt of the cash consideration for the Company common stock received upon such exercise in connection with either the Tender Offer or the Merger will be a disqualifying disposition of such Company common stock. If you are a U.S. taxpayer, upon the disqualifying disposition, you will recognize ordinary income equal to (1) the excess, if any, of $4.65 over the exercise price of your Option, multiplied by (2) the number of shares for which you exercised your Option. Such income will not be subject to withholding of applicable U.S. federal and state income and employment withholding taxes. However, such income will constitute wages and you will be responsible for paying the resulting applicable U.S. federal and state income taxes. Any additional gain or loss will generally be short-term capital gain or loss.
     To the extent you exercise nonqualified stock options, if you are a U.S. taxpayer, you will recognize ordinary income equal to the excess, if any, of (1) the fair market value of those shares of Company common stock at the time of exercise over (2) the aggregate exercise price paid for those shares. If you were an employee on the date of your Option grant, such income will constitute wages subject to withholding of applicable federal and state income and employment withholding taxes. Any additional gain or loss resulting from the sale of the shares in the Tender Offer or upon receipt of the Merger Consideration in the Merger (or upon another disposition the shares if the Tender Offer and Merger are not completed) will generally be short-term capital gain or loss.
Instructions

•	If you wish to exercise your options, please complete and return Exhibit A to the Chief Financial Officer of the Company, Alok Bajpai, in person or by certified mail to Intelligroup Global Headquarters, 5 Independence Way, Suite #220, Princeton, NJ 08504 prior to the Merger Closing (or, if you have Vested Options and wish to tender shares in the Tender Offer, sufficiently in advance of the Tender Offer Closing). Please note that if you hold an Option that is partially vested (without regard to any vesting acceleration that would occur in connection with the Merger), you will need to complete separate exercise notices with respect to the portion of the Option that is vested and the portion of the Option that will accelerate in connection with the Merger, if you wish to exercise your entire Option.

•	If you DO NOT wish to exercise your options, you do not need to take any action at this time.
Important Legal Information
This letter is neither an offer to purchase, nor a solicitation of an offer to sell, any securities. The tender offer to purchase shares of Intelligroup common stock is only being made pursuant to a Tender Offer Statement on Schedule TO containing an offer to purchase, forms of letters of transmittal and other documents relating to the tender offer (the “Tender Offer Statement”), which Mobius Subsidiary Corporation previously filed with the Securities and Exchange Commission (the “SEC”) and mailed to Intelligroup shareholders. In addition, Intelligroup previously filed a Solicitation / Recommendation Statement with respect to the tender offer (the “Recommendation Statement”). Security holders of Intelligroup are advised to read the Tender Offer Statement and Recommendation Statement, because they contain important information about the tender offer. Investors and security holders of Intelligroup also are advised that they may obtain free copies of the Tender Offer Statement and other documents filed by Mobius Subsidiary Corporation with the SEC and the Recommendation Statement and other documents filed by Intelligroup on the SEC’s website at http://www.sec.gov.
Attachments:
Exhibit A — Notice of Exercise of Stock Option
Exhibit B — 2004 Plan

EXHIBIT A
NOTICE OF EXERCISE OF STOCK OPTION

TO:	Intelligroup, Inc.

DATE:	____________ ___, 2010

RE:	Exercise of Stock Option
     I hereby exercise my option to purchase                                  shares of Common Stock at $                     per share (total exercise price of $                    ).
     Attached is a check payable to Intelligroup, Inc. for the total exercise price of the shares being purchased, and applicable withholding taxes.

Sincerely,

(Signature)

(Print or Type Name)

Letter and consideration received
on this ___ day of _________, 2010

Intelligroup, Inc.
By:
Name:
Title:

EXHIBIT B
2004 EQUITY INCENTIVE AWARD PLAN